UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

SENTI BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40440	86-2437900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Corporate Drive, First Floor

South San Francisco, California 94080

(650) 239-2030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share, of Senti Biosciences, Inc.*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On April 24, 2026, Senti Biosciences, Inc. (“Senti”) implemented a holding company reorganization in accordance with Section 251(g) of the General Corporation Law of the State of Delaware (the “Holding Company Reorganization”) pursuant to the Agreement and Plan of Merger, dated as of April 24, 2026 (the “Merger Agreement”), by and among Senti, Senti Biosciences Holdings, Inc., a newly formed Delaware corporation (“Senti Biosciences Holdings”), and Senti Biosciences Merger Sub, Inc., a newly-formed Delaware corporation (“Merger Sub”). Pursuant to the Holding Company Reorganization, Senti merged with and into Merger Sub, a direct wholly owned subsidiary of Senti Holdings, Inc. (“Senti Holdings”) and an indirect wholly owned subsidiary of Senti Biosciences Holdings and Senti, with Senti surviving as a direct wholly owned subsidiary of Senti Holdings, which is a direct wholly owned subsidiary of Senti Biosciences Holdings. At the Effective Time (as defined in the Merger Agreement), (i) the separate existence of Merger Sub ceased and (ii) each share of Senti common stock, par value $0.0001 per share (“Senti Common Stock”), issued and outstanding immediately prior to the Effective Time, was automatically converted into one share of Senti Biosciences Holdings common stock, par value $0.0001 per share, having the same designation, rights, powers, and preferences, and qualifications, limitations, and restrictions as a share of Senti Common Stock immediately prior to consummation of the Holding Company Reorganization. The Holding Company Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Senti under the Exchange Act and does not affect the reporting obligations of Senti Biosciences Holdings, which is the successor to Senti under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 8, 2026	SENTI BIOSCIENCES HOLDINGS, INC. (in its capacity as successor registrant to Senti Biosciences, Inc.)

	By:	/s/ Timothy Lu
Name: Timothy Lu, M.D., Ph.D.
Title: Chief Executive Officer